Exhibit 99.1

DouYu International Holdings Limited Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

WUHAN, China, March 19, 2020 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operational Highlights

•	Total net revenues for the fourth quarter of 2019 increased by 77.8% to RMB2,062.9 million (US$294.9 million) from RMB1,160.2 million in the same period of 2018.

•

Gross profit in the fourth quarter of 2019 increased by 934.6% to RMB375.2 million (US$53.6 million) from RMB36.3 million in the same period of 2018, implying a gross margin of 18.2% in the fourth quarter of 2019, compared with 3.1% in the same period of 2018.

•

Net income in the fourth quarter of 2019 was RMB157.4 million (US$22.5 million), compared with a loss of RMB271.4 million in the same period of 2018, implying a net margin of 7.6% in the fourth quarter of 2019.

•

Adjusted net income[1] in the fourth quarter of 2019 was RMB186.4 million (US$26.6 million), implying an adjusted net margin of 9.0%, compared with an adjusted net loss of RMB232.5 million in the same period of 2018.

•	Average MAUs[2] in the fourth quarter of 2019 increased by 8.0% to 165.8 million from 153.5 million in the same period of 2018.

•	Average mobile MAUs in the fourth quarter of 2019 increased by 29.3% to 54.4 million from 42.1 million in the same period of 2018.

•	Quarterly average paying user count in the fourth quarter of 2019 increased by 70.8% to 7.3 million from 4.2 million in the same period of 2018.

Full Year 2019 Financial Highlights

•	Total net revenues in the full year of 2019 increased by 99.3% to RMB7,283.2 million (US$1,041.1 million) from RMB3,654.4 million in the same period of 2018.

•

Gross profit in the full year of 2019 increased by 692.0% to RMB1,196.2 million (US$171.0 million) from RMB151.0 million in the same period of 2018, implying a gross margin of 16.4% in the full year of 2019, compared with 4.1% in the same period of 2018.

•

Net income in the full year of 2019 was RMB33.3 million (US$4.8 million), compared with a net loss of RMB876.3 million in the same period of 2018, implying a net margin of 0.5% in the full year of 2019.

•

Adjusted net income in the full year of 2019 was RMB346.4 million (US$49.5 million), implying an adjusted net margin of 4.8%, as compared with an adjusted net loss of RMB818.5 million in the same period of 2018.

[1]

“Adjusted net income” is defined as net income adding back share-based compensation expenses, share of loss (income) in equity method investments, and impairment loss of investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[2]

Refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months of such period. MAUs refers to the number of active users, including active PC users and active mobile users in a given month. Active users refers to users who visited the Company’s platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by the Company’s website when users visited the Company’s platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched the Company’s mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access the Company’s platform with more than one independent cookie or using more than one mobile device and multiple individuals may access the Company’s services with the same independent cookie or using the same mobile device.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “We delivered encouraging financial and operational results in the fourth quarter of 2019. Our total net revenues in the fourth quarter increased by 77.8% year over year, exceeding RMB2.0 billion for the first time, which outperformed the high range of our guidance for the period and further demonstrated the effectiveness of our operational strategies. In addition, our gross margin increased to 18.2% from 3.1% in the fourth quarter of 2018 while our adjusted net margin reached 9.0% in the fourth quarter of 2019. Going forward, we will strive to better sustain a steady growth momentum and further cement our leadership in the game-centric live streaming industry.”

Mr. Hao Cao, Vice President of DouYu, commented, “Our solid financial performance in the fourth quarter testifies our ability to achieve steady revenue growth on our platform while further optimizing our content costs, and improving bandwidth utilization efficiency, and operating efficiency with continuous investments in content and technology to date. Notably, in the fourth quarter, both our gross margin and net margin improved significantly. Looking ahead, we will continue to work towards enhancing our platform’s monetization capabilities and efficiency while utilizing our healthy operating leverage to deliver positive returns for our shareholders on the long term.”

Fourth Quarter 2019 Financial Results

Total net revenues in the fourth quarter of 2019 increased by 77.8% to RMB2,062.9 million (US$294.9 million) from RMB1,160.2 million in the same period of 2018, primarily driven by the increase in live streaming and advertising revenues.

Live streaming revenues in the fourth quarter of 2019 increased by 84.1% to RMB1,892.5 million (US$270.5 million) from RMB1,028.1 million in the same period of 2018, primarily driven by the increase in both the number of paying users and ARPPU3.

Such increases were driven by the Company further strengthening user-streamer interactions and upgrading user experience on its platform through the development and implementation of several new interactive product features, which helped to boost the number of paying users and enhance the Company’s monetization efficiency for different tiers of streamers.

Advertising and other revenues in the fourth quarter of 2019 increased by 29.0% to RMB170.4 million (US$24.4 million) from RMB132.1 million in the same period of 2018, primarily due to the Company’s broadening brand awareness and the corresponding increase in demand from advertisers.

Cost of revenues for the fourth quarter of 2019 increased by 50.2% to RMB1,687.7 million (US$241.3 million) from RMB1,123.9 million for the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs in the fourth quarter of 2019 increased by 60.4% to RMB1,473.7 million (US$210.7 million) from RMB919.0 million in the same period of 2018, primarily due to: 1) increases in revenue sharing fees which were in line with increases in total net revenues, and 2) increases in content costs attributable to the Company’s investments in eSports-related and self-produced content, partially offset by decreasing sign-up bonuses for top exclusive streamers through the Company’s continuous efforts on cost optimization.

Bandwidth costs in the fourth quarter of 2019 decreased by 0.9% to RMB151.4 million (US$21.6 million) from RMB152.7 million in the same period of 2018, primarily due to the increases in bandwidth usage resulting from growing user traffic and user engagement on the platform, partially offset by a lower unit purchase price and improved bandwidth utilization efficiency as a result of the Company’s proactive user traffic management during peak usage times as well as technology upgrades.

Gross profit in the fourth quarter of 2019 increased by 934.6% to RMB375.2 million (US$53.6 million) from RMB36.3 million in the same period of 2018. Gross margin in the fourth quarter of 2019 expanded to 18.2% from 3.1% in the same period of 2018.

Sales and marketing expenses in the fourth quarter of 2019 decreased by 22.6% to RMB134.1 million (US$19.2 million) from RMB173.2 million in the same period of 2018, primarily attributable to decreases in IPO-related marketing costs, frequency of offline promotional activities, and branding expenses incurred in promoting the Company’s brand awareness.

[3]	“ARPPU” refers to average live streaming revenue per paying user in a given period.

Research and development expenses in the fourth quarter of 2019 increased by 8.4% to RMB100.2 million (US$14.3 million) from RMB92.4 million in the same period of 2018, mainly due to increases in investment expenditure for the development of new interactive product features and increases in share-based compensation expenses.

General and administrative expenses in the fourth quarter of 2019 were RMB76.4 million (US$10.9 million), compared with RMB74.1 million in the same period of 2018.

Other operating income, net in the fourth quarter of 2019 increased by 245.5% to RMB59.7 million (US$8.5 million) from RMB17.3 million in the same period of 2018, mainly due to the increase of the government subsidies.

Operating income in the fourth quarter of 2019 was RMB124.1 million (US$17.7 million), compared with an operating loss of RMB286.2 million in the same period of 2018.

Adjusted operating income4 in the fourth quarter of 2019, which adds back share-based compensation expenses, was RMB141.5 million (US$20.2 million), compared with an adjusted operating loss of RMB264.0 million in the same period of 2018.

Income tax expenses in the fourth quarter of 2019 and 2018 were nil due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net income in the fourth quarter of 2019 was RMB157.4 million (US$22.5 million), compared with a net loss of RMB271.4 million in the same period of 2018.

Adjusted net income in the fourth quarter of 2019, which excludes share-based compensation expenses, share of loss in equity method investments, and impairment loss of investments, was RMB186.4 million (US$26.6 million), compared with an adjusted net loss of RMB232.5 million in the same period of 2018, implying an adjusted net margin of 9.0% for fourth quarter of 2019.

Basic and diluted net income per ADS5 in the fourth quarter of 2019 were RMB0.50 (US$0.07) and RMB0.48 (US$0.07) respectively. Adjusted basic and diluted net income per ADS in the fourth quarter of 2019 were RMB0.58 (US$0.08) and RMB0.58 (US$0.08) respectively.

As of December 31, 2019, the Company had cash and cash equivalents of RMB8.1 billion (US$1.2 billion) and restricted cash of RMB42.9 million (US$6.1 million).

Full Year 2019 Financial Results

Total net revenues in the full year of 2019 increased by 99.3% to RMB7,283.2 million (US$1,041.1 million) from RMB3,654.4 million in the same period of 2018, mainly attributable to a 110.3% year-over-year increase in live streaming revenues.

Gross profit in the full year of 2019 increased by 692.0% to RMB1,196.2 million (US$171.0 million) from RMB151.0 million in the same period of 2018. Gross margin in the full year of 2019 was 16.4%, compared with 4.1% in the same period of 2018.

Operating loss in the full year of 2019 was RMB131.7million (US$18.8 million), compared with RMB859.1 million in the same period of 2018.

[4]

“Adjusted operating income” is defined as operating income adding back share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[5]	Every ten ADSs represent one ordinary share.

Adjusted operating income in the full year of 2019, which adds back share-based compensation expenses, was RMB159.1 million (US$22.7 million), compared with an adjusted operating loss of RMB823.7 million in the same period of 2018.

Net income in the full year of 2019 was RMB33.3 million (US$4.8 million), compared with a net loss of RMB876.3 million in the same period of 2018. Net margin in the full year of 2019 was 0.5%.

Adjusted net income in the full year of 2019 was RMB346.4 million (US$49.5 million), compared with an adjusted net loss of RMB818.5 million in the same period of 2018. Adjusted net margin in the full year of 2019 was 4.8%.

Basic and diluted net income per ADS in the full year of 2019 were RMB0.13 (US$0.02) and RMB0.13 (US$0.02) respectively. Adjusted basic and diluted net income per ADS in the full year of 2019 were RMB1.76 (US$0.25) and RMB1.17 (US$0.17) respectively.

Share Repurchase Program

On December 20, 2019, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on December 20, 2019. The Company expects to utilize existing funds to make repurchases under this program. As of December 31, 2019, the Company had repurchased an aggregate of US$24.1 million worth of its ADSs under this program.

Business Outlook

The Company expects its total net revenues to be in the range of RMB2,100 million to RMB2,160 million in the first quarter of 2020, representing a year-over-year growth between 41.0% and 45.0%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 19, 2020, at 7:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	7762934

The replay will be accessible through March 26, 2020, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10139564

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income(loss) is calculated as net loss adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) share-based compensation expenses, (ii) share of loss (income) in equity method investments and (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9954 to US$1.00, the noon buying rate in effect on December 27, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year of 2019 are preliminary and subject to audit adjustment. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Joy Yin

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2018	2019	2019
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	5,562,205	8,091,990	1,156,759
Restricted cash	—	42,903	6,133
Account receivables, net	129,465	188,100	26,889
Prepayment	135,755	50,304	7,191
Amounts due from related parties	64,070	24,044	3,437
Other current assets	225,514	204,310	29,206

Total current assets	6,117,009	8,601,651	1,229,615

Property and equipment, net	50,428	38,909	5,562
Intangible assets, net	131,014	198,057	28,312
Investments(2)	134,252	225,534	32,240
Goodwill	13,568	30,973	4,428
Other non-current assets	48,581	8,547	1,222

Total non-current assets	377,843	502,020	71,764

TOTAL ASSETS	6,494,852	9,103,671	1,301,379

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts Payable	800,370	890,039	127,232
Advances from customers	9,708	17,135	2,449
Deferred revenue	112,072	195,983	28,016
Accrued expenses and other current liabilities	313,455	392,347	56,086
Amounts due to related parties	1,628,308	298,733	42,704

Total current liabilities	2,863,913	1,794,237	256,487

Deferred revenue	—	46,070	6,586

Total non-current liabilities	—	46,070	6,586

TOTAL LIABILITIES	2,863,913	1,840,307	263,073

Convertible redeemable preferred shares	6,644,823	—	—

Shareholders’ equity (deficit)
Ordinary shares	5	22	3
Additional paid-in capital	48,989	10,155,711	1,451,770
Accumulated deficit	(3,388,471)	(3,348,718)	(478,703)
Accumulated other comprehensive income	325,593	434,894	62,169

Total DouYu Shareholders’ equity (deficit)	(3,013,884)	7,241,909	1,035,239
Non-controlling interests	—	21,455	3,067

Total Shareholders’ Equity (Deficit)	(3,013,884)	7,263,364	1,038,306

TOTAL LIABILITIES, CONVERTIBLE
REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,494,852	9,103,671	1,301,379

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9954 to US$1.00, the noon buying rate in effect on Dec 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted Accounting Standards Update (“ASU”) 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” and its amendments for the year ended December 31, 2019, which do have a significant impact on the consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues (2)	1,160,172	1,858,476	2,062,902	294,894	3,654,383	7,283,230	1,041,146
Cost of revenues	(1,123,909)	(1,541,670)	(1,687,729)	(241,263)	(3,503,356)	(6,087,073)	(870,154)

Gross profit	36,263	316,806	375,173	53,631	151,027	1,196,157	170,992
Operating expenses (3)

Sales and marketing expenses	(173,239)	(173,249)	(134,118)	(19,172)	(538,898)	(598,695)	(85,584)
Research and development expense	(92,440)	(119,862)	(100,200)	(14,324)	(329,335)	(383,887)	(54,877)
General and administrative expenses	(74,081)	(232,907)	(76,433)	(10,926)	(196,824)	(446,143)	(63,777)
Other operating income, net	17,270	11,840	59,675	8,531	54,910	100,898	14,423

Total operating expenses	(322,490)	(514,178)	(251,076)	(35,891)	(1,010,147)	(1,327,827)	(189,815)

Operating income (loss)	(286,227)	(197,372)	124,097	17,740	(859,120)	(131,670)	(18,823)
Other expenses, net	(19,464)	(11,104)	(7,900)	(1,129)	(20,176)	(22,882)	(3,271)
Foreign exchange gains (losses)	3,142	—	—	—	(75,613)	32,045	4,581
Interest Income, net	32,681	42,118	47,861	6,842	85,840	159,097	22,743

Income (loss) before income taxes	(269,868)	(166,358)	164,058	23,453	(869,069)	36,590	5,230
Income tax expenses	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	(1,563)	958	(6,617)	(946)	(7,211)	(3,242)	(463)

Net income (loss)	(271,431)	(165,400)	157,441	22,507	(876,280)	33,348	4,767
Net loss attributable to non-controlling interest	—	(763)	(4,158)	(594)	—	(6,405)	(916)

Net income (loss) attributable to DouYu	(271,431)	(164,637)	161,599	23,101	(876,280)	39,753	5,683

Net income (loss) per ordinary share
Basic	(33.66)	(5.88)	4.95	0.71	(108.80)	1.32	0.19
Diluted	(33.66)	(5.88)	4.75	0.68	(108.80)	1.26	0.18
Net income (loss) per ADS(4)
Basic	—	(0.59)	0.50	0.07	—	0.13	0.02
Diluted	—	(0.59)	0.48	0.07	—	0.13	0.02

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	8,063,790	27,992,342	32,649,653	32,649,653	8,115,160	19,254,661	19,254,661
Diluted	8,063,790	27,992,342	33,989,356	33,989,356	8,115,160	31,442,931	31,442,931

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	—	279,923,419	326,496,531	326,496,531	—	192,546,612	192,546,612
Diluted	—	279,923,419	339,893,557	339,893,557	—	314,429,306	314,429,306

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9954 to US$1.00, the noon buying rate in effect on December 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” and its amendments for the year ended December 31, 2019 with modified retrospective method, which do not have a significant impact on the consolidated financial statements.

(3)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Research and development expenses	—	33,289	5,035	720	—	38,324	5,478
Sales and marketing expenses	—	15,754	2,620	374	—	18,374	2,627
General and administrative expenses	22,224	179,173	9,698	1,386	35,405	234,084	33,463

(4)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Operating income (loss)	(286,227)	(197,372)	124,097	17,740	(859,120)	(131,670)	(18,823)
Add:
Share-based compensation expenses	22,224	228,216	17,353	2,480	35,405	290,782	41,568

Adjusted Operating income (loss)	(264,003)	30,844	141,450	20,220	(823,715)	159,112	22,745

Net income (loss)	(271,431)	(165,400)	157,441	22,507	(876,280)	33,348	4,767
Add:
Share-based compensation expenses	22,224	228,216	17,353	2,480	35,405	290,782	41,568
Share of income (loss) in equity method investments	1,563	(958)	6,617	946	7,211	3,242	463
Impairment loss of investment	15,166	10,311	4,975	711	15,166	19,076	2,727

Adjusted net income (loss)	(232,478)	72,169	186,386	26,644	(818,498)	346,448	49,525

Net income (loss) attributable to DouYu	(271,431)	(164,637)	161,599	23,101	(876,280)	39,753	5,683
Add:
Share-based compensation expenses	22,224	228,216	17,353	2,480	35,405	290,782	41,568
Share of income (loss) in equity method investments	1,563	(958)	6,617	946	7,211	3,242	463
Impairment loss of investment	15,166	10,311	4,975	711	15,166	19,076	2,727

Adjusted net income (loss) attributable to DouYu	(232,478)	72,932	190,544	27,238	(818,498)	352,853	50,441

Adjusted net income (loss) per ordinary Share
Basic	(28.83)	2.61	5.84	0.83	(101.68)	17.58	2.51
Diluted	(28.83)	2.61	5.84	0.83	(101.68)	11.74	1.68

Adjusted net income per ADS(2)
Basic	—	0.26	0.58	0.08	—	1.76	0.25
Diluted	—	0.26	0.58	0.08	—	1.17	0.17

Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,063,790	27,992,342	32,649,653	32,649,653	8,115,160	19,254,661	19,254,661
Diluted	8,063,790	27,992,342	32,649,653	32,649,653	8,115,160	30,053,042	30,053,042

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	—	279,923,419	326,496,531	326,496,531	—	192,546,612	192,546,612
Diluted	—	279,923,419	326,496,531	326,496,531	—	300,530,424	300,530,424

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9954 to US$1.00, the noon buying rate in effect on December 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.